

Mail Stop 4561

April 8, 2010

Stephanie G. DiMarco, CEO
Advent Software, Inc.
600 Townsend Street
San Francisco, CA 94103

>   **Re: Advent Software, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 1, 2010**
>   **File No. 000-26994**

Dear Ms. DiMarco:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 3: Approval of Amendments to the 2002 Stock Plan, page 23

1. Proposal No. 3 appears to contain three separate proposals related to your 2002 stock plan, increasing the number of shares available for issuance, modifying the share usage provisions, and extending the expiration date. Please revise your proxy card to provide separate boxes for shareholders to approve, disapprove, or abstain with respect to each of the three proposals, and make corresponding changes to the disclosure in your proxy statement. See Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1). If you conclude that it is not necessary to present these proposals separately, please tell us why.

2. We note your statement on page 23 that approval of the plan as amended also will reconfirm approval of the performance goals specified in the Plan. It does not appear that shareholders are being given an opportunity to vote on this measure. Please explain how you determined that a separate shareholder vote on this measure was unnecessary.

Proposal No. 4: Adoption of Amendment to the Company's Bylaws to Provide for Majority Voting in Uncontested Director Elections, page 32

3.   We note your disclosure that if Proposal No. 4 is adopted and implemented, any nominee for election as a director of the company will be required to submit an irrevocable letter of resignation as a condition to being named as such nominee, and if the nominee does not receive a majority of votes in an uncontested election, your board of directors would be required to either accept or reject such resignation. It appears that a director nominee who fails to receive a majority vote in an uncontested election, but whose resignation is rejected by the board of directors, would continue to serve as a director. If correct, please include a clear statement that shareholder approval of Proposal No. 4 could result in a situation where the vote of the shareholders is overridden by your board of directors. In addition, please explain how this result is consistent with your proposed policy to elect directors by majority vote.

4.   Please revise your disclosure to describe the possible scenarios in which your board of directors would reject a director's resignation.

5.   The current election of directors appears to be an uncontested election. Please revise to state the impact, if any, that approval of Proposal No. 4 will have on the current election.

Beneficial Security Ownership of Management and Certain Beneficial Owners, page 57

6.   Please revise to provide the disclosure required by Item 6(d) of Schedule 14A.

Form of Proxy Card

7.   Please revise to state that implementation of Proposal 4 is expressly conditioned upon shareholder approval of Proposal 5. See Exchange Act Rule 14a-4(a)(3).

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (650) 493-6811
        Mark Bertelsen, Esq.
        Wilson Sonsini Goodrich & Rosati